Exhibit 12.1

CENTURYTEL, INC.
RATIO OF EARNINGS TO FIXED CHARGES
(unaudited)

						Nine Months
	Year Ended December 31,					Ended
	2003	2004	2005	2006	2007	Sept. 30, 2008
	(Dollars in Thousands)

Net income	344,707	337,244	334,479	370,027	418,370	265,660
Income taxes	187,252	210,128	203,291	221,122	200,572	155,916
Pretax income	531,959	547,372	537,770	591,149	618,942	421,576

Adjustments to earnings:
Fixed charges	227,853	212,427	205,270	198,479	214,775	150,972
Capitalized interest	(488)	(762)	(2,826)	(1,905)	(1,278)	(1,958)
Preferred stock dividends	(614)	(614)	(643)	(617)	(591)	(243)
Gross earnings from unconsolidated cellular entity	(6,160)	(7,067)	(4,910)	(5,861)	(14,578)	(8,204)
Distributed earnings from unconsolidated cellular entity	1,104	8,219	2,339	-	10,229	15,960

Earnings as adjusted	753,654	759,575	737,000	781,245	827,499	578,103

Fixed charges:
Interest expense	226,751	211,051	201,801	195,957	212,906	148,771
Interest capitalized	488	762	2,826	1,905	1,278	1,958
Preferred stock dividends	614	614	643	617	591	243
Total fixed charges	227,853	212,427	205,270	198,479	214,775	150,972

Ratio of earnings to fixed charges	3.31	3.58	3.59	3.94	3.85	3.83